FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Exhibits

Exhibit No.	Description
99.1	Notice to Subscription Receiptholders dated December 6, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: December 10, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT 99.1

NOTICE TO SUBSCRIPTION RECEIPTHOLDERS

DEEMED EXERCISE OF SUBSCRIPTION RECEIPTS

TO:	Holders of Subscription Receipts exercisable into Common Shares and Warrants of Central Sun Mining Inc. (formerly Glencairn Gold Corporation) (the “Company”)

RE:	Subscription Receipt Agreement dated October 22, 2007 among the Company, Orion Securities Inc. and Equity Transfer & Trust Company

On November 29, 2007, (a) shareholders of the Company, excluding insiders of the Company who purchased Subscription Receipts, approved the issuance of the Common Shares and Warrants upon exercise of the Subscription Receipts issued and sold by the Company on October 22, 2007, and (b) Equity Transfer & Trust Company released the funds held in escrow from the sale of the Subscription Receipts.

Also effective on November 29, 2007, the Company filed Articles of Amendment to change its name to Central Sun Mining Inc. and to consolidate its outstanding common shares on a one-for-seven basis (the “Consolidation”). At the open of markets on December 5, 2007, the Company’s common shares will commence trading on the Toronto Stock Exchange and the American Stock Exchange on a consolidated basis, under the new name Central Sun Mining Inc. and under the new symbols “CSM” (TSX) and “SMC” (AMEX).

As a result of the above-noted events, the Subscription Receipts have been deemed to be exercised at 4:59 p.m. (Toronto time) on Thursday, December 6, 2007. Equity Transfer & Trust Company has mailed certificates for Common Shares (equal to 1/7th the number of Subscription Receipts as a result of the Consolidation) and Warrants issued upon exercise of the Subscription Receipts in the name of each holder of Subscription Receipts to the address of such holder as specified in the register for the Subscription Receipts. You do not need to return your Subscription Receipt certificates in order to receive your Common Shares and Warrants.

Pursuant to subsection 2.12(1) of the common share purchase warrant indenture (the “Warrant Indenture”) dated October 22, 2007 between the Company and Equity Transfer & Trust Company, as a result of the Consolidation, the new Exchange Basis (as defined in the Warrant Indenture) is 1/7th and the new Exercise Price (as defined in the Warrant Indenture) is $1.26. Therefore, the terms of the Warrants being issued to you have been changed such that seven of such Warrants entitle you to purchase one common share at a price of $1.26 at any time prior to 5:00 p.m. (Toronto time) on October 22, 2010.

Note that the Common Shares and Warrants issued upon exercise of the Subscription Receipts remain subject to resale restrictions until February 23, 2008.

DATED as of the 6th day of December, 2007.

CENTRAL SUN MINING INC.

By:	“Lorna D. MacGillivray”

Lorna D. MacGillivray

Corporate Secretary and General Counsel